1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 8, 2023

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 648

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 648 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Transition-Enabling Metals ETF (the “Fund”).

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on April 17, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example with this comment response letter, to be filed at least one week prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff the Fund’s completed fee table and expense example.

Comment 2:	If AFFE will be excluded from the operating expenses paid by BFA, please update the disclosure in the narrative that precedes the fee table.

Response:	The Trust has updated the requested disclosure.

Comment 3:	On page S-2, please further clarify how components of the index are weighted.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

September 8, 2023

Response:	The Trust has further clarified the disclosure on page S-2 and pages 1-2.

Comment 4:	Research indicates that around 90 to 95 of the 118 elements in the periodic table are metals. In the comment response letter, please explain why there are so few components in the index.

Response:	The Trust notes that the Index measures the performance of a long-only basket of metals futures contracts (“Contracts”) that are extensively used in a wide range of clean energy technologies, as determined by the ICE Data Indices Commodity Index Advisory Committee (“Advisory Committee”). As such, only those metals that are extensively used in clean energy technologies, as determined by the Advisory Committee, are considered for inclusion in the index. The Advisory Committee makes such determinations based on government, agency and private company data and reports relating to the current and expected future usage of metals within the clean energy transition. Other factors considered include the availability of futures, listing exchange, and liquidity levels.

Comment 5:	On page S-3, the disclosure states, “The Fund will invest at least 80% of its assets, plus the amounts of any borrowings for investment purposes, in the same or similar metals futures contracts as the Underlying Index. Cash and cash equivalent investments associated with a futures contract will be treated as part of that position for purposes of calculating the percentage of investments not included in the same or similar metals futures contracts as the Underlying Index.” If true, please revise the disclosure to clarify that cash and cash equivalent investments will not be included for purposes of calculating the 80% test.

Response:	For the reasons provided in the Trust’s letter filed with the Commission on April 25, 2023 in connection with PEA 2,620, the Trust respectfully submits that the Fund’s treatment of cash positions associated with derivatives for purposes of its 80% policy under the Names Rule is not inconsistent with the Names Rule and is consistent with recent policy proposals of the Commission.

In addition, as described in the SAI, the Trust notes that the Fund has adopted a non-fundamental policy in accordance with the Names Rule to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of its respective Underlying Index. The Trust believes that this existing disclosure sufficiently describes the valuing of net assets for purposes of the Names Rule.

Securities and Exchange Commission

September 8, 2023

Comment 6:	Please see ADI 2019-08 - Improving Principal Risks Disclosure. For example, the Transition-Enabling Metals Risk disclosure should appear earlier in this section. In particular, ensure that: (a) risks are presented by importance; (b) risks are tailored to the Fund; and (c) if applicable, disclosure states that the Fund is not appropriate for certain investors.

Response:	The Trust has reordered the principal risk factors in the Summary Prospectus so that the six most significant risks to the Fund, based on the currently expected impact to the Fund’s net asset value and the name of the Fund, are listed first. The remainder of the principal risk factors in the Summary Prospectus, and all of the principal risk factors in the Statutory Prospectus, remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks are always changing and difficult to predict.

Comment 7:	Please bolster the Non-Diversification Risk disclosure to address the small number of components in the Index.

Response:	The Trust respectfully refers the Staff to the Fund’s existing disclosure in “Non-Diversification Risk”, which states that “the Fund may invest a greater percentage of its assets in securities issued by a small number of issuers or in derivatives with a limited number of counterparties. As a result, the Fund’s performance may depend on the performance of a small number of issuers and counterparties.” The Trust believes that the current Non-Diversification Risk disclosure sufficiently addresses any risks associated with the small number of components in the Index.

Comment 8:	On page 3 in the SAI, disclose that the Fund does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response:	The Trust has added the requested disclosure.

Comment 9:	On page 57 in the SAI, please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv). The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation

Securities and Exchange Commission

September 8, 2023

between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:	The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

*       *      *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Michael Gung

George Rafal

Luis Mora

Toree Ho

John Rupp